Exhibit 99.7

PRESS RELEASE

Service Stations in Europe: TotalEnergies Partners with
Alimentation Couche-Tard in Belgium and Luxembourg and
Sells its Networks in Germany and the Netherlands

Paris, March 16, 2023 – TotalEnergies and Canadian convenience store leader Alimentation Couche-Tard (“Couche-Tard”) have signed agreements covering TotalEnergies' retail networks in four European countries. Under these agreements, TotalEnergies will partner with Couche-Tard in Belgium and Luxembourg and sell its networks in Germany and the Netherlands to the Canadian firm:

•	In Belgium and Luxembourg, TotalEnergies and Couche-Tard will form a joint venture (TotalEnergies 40%, Couche-Tard 60%) that will own and operate 619 service stations. TotalEnergies is a market leader in these two countries, and the partnership with Couche-Tard will accelerate the transformation of these assets by maximizing their non-fuel sales.

•	In Germany and the Netherlands, TotalEnergies will sell 100% of its networks to Couche-Tard, including 1,198 service stations in Germany and 392 in the Netherlands. The Company is not a market leader in these two countries, and the expertise of a convenience store retailer is crucial. TotalEnergies will focus instead on developing new mobilities (electric and hydrogen) in these countries.

The service stations in the four countries will remain under the TotalEnergies brand as long as the fuel is supplied by the Company, for at least five years, notably from its refineries in Antwerp (Belgium) and Leuna (Germany).

The planned transaction, based on an enterprise value of €3.1 billion (equivalent on a post-tax basis to more than 15 years of net cash flow), covers the service station networks and the B2B fuel card activities. TotalEnergies will retain its activities related to off-station electric vehicle charging (charging hubs), hydrogen retail and wholesale fuel business, as well as the AS 24 service station network for trucks.

A Transaction Aligned with Europe's and TotalEnergies' Net Zero Ambition

With its Green Deal and Fit for 55 legislative package, the European Union has taken practical steps toward achieving its ambition to become the first carbon-neutral continent. As part of this ambition, the European Parliament voted to end new sales of combustion-engine vehicles by 2035 to promote the development of zero-carbon vehicles. These major trends are prompting TotalEnergies to make decisions regarding the future of its retail networks in Europe, which will see their fuel-related revenues decline, while electric vehicles will charge more often at home and at work, and less often in service station.

This transaction is aligned with TotalEnergies’ strategy to become a multi-energy company and its ambition to get to Net Zero by 2050, together with society. In particular, TotalEnergies has set a target of reducing its petroleum product sales by 30% by 2030 so that its fuel sales and refining throughput do not exceed its oil production. Since 2015, TotalEnergies has divested its service station networks in Italy, Switzerland and the United Kingdom.

Conversely, this strategy is leading TotalEnergies to develop actively in new mobilities. In electric mobility, the Company is accelerating growth with a plan to deploy charging points on major roadways and in large cities in Europe. In hydrogen, TotalEnergies is notably developing a European network of hydrogen stations for trucks in partnership with Air Liquide.

TotalEnergies and Couche-Tard, a Forward-Looking, Win-Win Transaction

In this context, TotalEnergies has been looking at ways to develop non-fuel revenues in its retail business. Service stations are becoming service hubs with shops, car washes, food services and other convenience features, rather than just fuel outlets. For this reason, TotalEnergies decided to partner with Couche-Tard and capitalize on its recognized expertise in operating convenience stores in service stations.

Couche-Tard, founded in 1980, is a world leader in 24/7 convenience stores offering food services, a shop and a service station. Couche-Tard has more than 14,000 sales outlets in North America, Asia and Northern Europe and over 120,000 employees. With these agreements, Couche-Tard will provide its expertise to the TotalEnergies network and brand. During previous operations of this kind in Europe, Couche-Tard demonstrated its ability to integrate new teams and develop their skills.

This planned transaction is subject to the usual conditions, including the consultation processes of employee representatives and securing of the mandatory authorizations from competition authorities. TotalEnergies and Couche-Tard aim to close the transaction by the end of 2023.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

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